EXHIBIT 1

September 10, 2007

Nutracea
5090 North 40th Street
Suite 400
Phoenix, AZ 85018
Attention: Mr. Bradley Edson
                   Chief Executive Officer

Dear Brad:

This letter will confirm the previous agreement between Nutracea and Vital Living, Inc. (the “Company”) regarding certain amendments to the Company’s Senior Secured Convertible Notes (the “Notes”) held by NutraCea.  The Notes were convertible into shares of common stock of the Company (“Common Stock”).  We have agreed to eliminate the conversion right of the Notes.  As a result, the Notes shall no longer be convertible into shares of Common Stock.  In addition, the Company agrees that from the date of this letter until thirty (30) days after the date, if any, on which NutraCea delivers a written notice to the Company, the Company may not pay accrued interest under the Notes in shares of Common Stock, without NutraCea’s prior written consent, provided, that the Company shall not be deemed to be default under the Notes during such period by virtue of any failure to make any such interest payments; and the Notes shall be deemed amended accordingly.  The Notes shall remain in full force and effect as so amended, and neither party waives any rights thereunder.

Would you please confirm your agreement by signing and returning a copy of this letter to me.

Very truly yours,
VITAL LIVING, INC.

		By:	/s/ Stuart A. Benson
Stuart A. Benson, Chief Executive Officer

ACCEPTED AND APPROVED:
NUTRACEA

By:	/s/ Brad Edson